Fried, Frank, Harris, Shriver & Jacobson LLP 801 17th Street, NW Washington, DC 20006 Tel: +1.202.639.7000 Fax: +1.202.639.7003 www.friedfrank.com

February 27, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Broadstone Net Lease, Inc.

Draft Registration Statement on Form S-11

Originally Submitted January 10, 2020

CIK No. 0001424182

Dear Mr. Reagan:

On behalf of Broadstone Net Lease, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”) an amended version (“Amendment No. 1”) of the Company’s Draft Registration Statement on Form S-11 (the “Initial Draft Registration Statement”). Amendment No. 1 has been marked to show all changes made to the Initial Draft Registration Statement, which was confidentially submitted to the Commission on January 10, 2020.

For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Amendment No. 1.

Your numbered comments with respect to the Initial Draft Registration Statement are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Capitalized terms used herein without definition have the meanings given in Amendment No. 1.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

At this time, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. The Company undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes a person to present on the Company’s behalf, to potential investors in connection with the offering in reliance on Section 5(d) of the Securities Act.

Division of Corporation Finance - Office of Real Estate & Construction

United States Securities and Exchange Commission

February 27, 2020

Prospectus Summary, page 1

2.    We note your disclosure on page 3 and elsewhere that your reputation, in-depth market knowledge, and extensive network of established relationships in the net lease industry will continue to provide you access to an ongoing pipeline of attractive investment opportunities. Please describe your criteria for determining a property is in your pipeline, how you have identified the targeted properties, your relationship to the seller, if any, and whether or not you have entered into negotiations for any of these properties.

In response to the Staff’s comment, please see clarifying disclosure on pages 4 and 111 of Amendment No. 1 removing reference to “an ongoing pipeline.” We have also provided additional disclosure on our criteria for selecting and evaluating potential investment opportunities on pages 125 through 127 of Amendment No. 1.

Risk Factors, page 26

3.    We note the statement on page 47 that you believe you, the OP and most of the subsidiaries of the OP will not fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act. Please clarify whether any of the subsidiaries of the OP will fall within the definition of investment company.

The Company confirms that none of the subsidiaries of the OP fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act of 1940, as amended, as the Company intends to invest primarily in real property through its wholly or majority-owned subsidiaries. Clarifying disclosure has been added on page 46 of Amendment No. 1.

Non-GAAP Financial Measures, page 91

4.    Please tell us how you determined it was appropriate to exclude Asset management fees, Property management fees and General and Administrative Expenses from your calculation of the non-GAAP measure Adjusted Net Operating Income. It appears these are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the C&DI Non-GAAP Financial Measures.

In response to the Staff’s comments, clarifying disclosure has been added beginning on page 93 of Amendment No. 1. The Company believes that non-GAAP Adjusted Net Operating Income is a useful measure to assess property-level performance, and therefore exclude corporate-level asset management fees, property management fees, and general and administrative expenses. The asset and property management expenses relate to fees paid to the Company’s former third-party manager, which will not be incurred prospectively as a result of the Internalization. Given the net lease nature of the Company’s portfolio, the Company does not incur general and administrative expenses at the property level.

5.    Please revise your disclosure of the calculation of the measure Adjusted EBITDAre to provide a detailed explanation of the adjustment for current quarter investment and disposition activity. Please clarify what this measure represents, and provide a detail of the components and calculation of this adjustment.

The Company has revised its disclosure of the calculation of the measure of Adjusted EBITDAre beginning on page 93 of Amendment No. 1 to provide a detailed explanation of the adjustment for current quarter investment and disposition activity, including clarification on what this measure represents and information regarding the components and calculation of this adjustment. The Company uses this measure predominantly in communications with its rating agencies regarding its credit rating and in its leverage profile management.

Division of Corporation Finance - Office of Real Estate & Construction

United States Securities and Exchange Commission

February 27, 2020

Certain Relationships and Related Transactions, page 154

6.    Please revise the disclosure regarding the asset management agreement and the property management agreement to provide the full time period required by Item 404 of Regulation S-K. See Instruction 1 to Item 404. In addition, please disclose the legal services referenced on page F-68. Lastly, please reconcile the disclosure in this section with the table on page F-28, which reflects total management fees under the two agreements for the nine months ended September 30, 2019 at $34.9 million.

The Company has revised its disclosure on page 155 of Amendment No. 1 to provide the full time period required by Item 404 of Regulation S-K. Regarding the legal services previously referenced on page F-68, the services were provided during fiscal year 2016 and are now outside of the three-year period covered. Accordingly, the previous disclosure has been removed in accordance with Item 404 of Regulation S-K. Finally, the Company has revised its disclosure on page F-37 of Amendment No. 1 to reflect total management fees under the two agreements for the years ended December 31, 2019, 2018, and 2017.

Forum for Certain Litigation, page 185

7.    We note that your forum selection provision identifies a state court located within the State of Maryland (or, if that court does not have jurisdiction, the federal district court for the District of Maryland) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company has revised its disclosure on page 184 of Amendment No. 1 to clarify that the provision does not apply to actions arising under the Securities Act and the Securities Exchange Act of 1934, as amended.

Item 33. Recent Sales of Unregistered Securities, page II-1

8.    Please identify the class of persons to whom the securities were sold and disclose the facts supporting your reliance upon the exemption from registration. See Item 701(b) and (d) of Regulation S-K.

The Company has revised its disclosure on page II-1 of Amendment No. 1 to disclose to whom the securities were sold and the facts supporting the Company’s reliance upon the exemption from registration. The securities were issued in reliance upon the exemption from registration under the Securities Act provided by Rule 506(c) under Regulation D promulgated under the Securities Act. All of the shares of the Company’s Common Stock were sold to persons each of whom represented to the Company in writing that such person qualified as an “Accredited Investor” as such term is defined by Regulation D promulgated under the Securities Act, and provided the Company with additional documentation to assist the Company in verifying such person’s status as an Accredited Investor.

Division of Corporation Finance - Office of Real Estate & Construction

United States Securities and Exchange Commission

February 27, 2020

Undertakings, page II-7

9.    Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

The Company has provided the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) on page II-8 of Amendment No. 1.

Exhibits

10.    We note on page 143 the employment agreements entered into on November 11, 2019 with executive officers that will go into effect upon closing of the Internalization. Please file these agreements as exhibits.

The Company has filed the employment agreements with each of the executive officers on its Current Report on Form 8-K, filed with the Commission on February 7, 2020, each of which is incorporated in Amendment No. 1 as Exhibits 10.42 - 10.45 by reference thereto.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr

Stuart A. Barr

cc:	Broadstone Net Lease, Inc.

Christopher J. Czarnecki

Chief Executive Officer

Ryan M. Albano

Executive Vice President and Chief Financial Officer

Sean T. Cutt

Executive Vice President and Chief Investment Officer

John D. Moragne

Executive Vice President, Chief Operating Officer, and Secretary